

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2010

Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

Re: Ormat Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2009
File No. 001-32347

Dear Ms. Bronicki:

We have reviewed your responses dated January 11, 2010 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. We do not believe it is appropriate to analogize to full cost accounting. ASC 932 (formally SFAS 19) and Rule 4-10 of Regulation S-X specifically exclude geothermal activities from their scope. We believe that full cost accounting should only be applied or analogized to oil and gas activities. We do not believe that ASC 360-10-35 (formerly SFAS 144) allows you to group an abandoned project, due to the lack of a commercially viable resource which would not support an asset, with other projects for which you still believe a commercially viable resource is probable and *may* support an asset. Please restate your financial statements to write off all projects that you have determined are not economically feasible and reflect the expense in the period in which you made this determination, consistent with the guidance in ASC 360-10-35.

2.   We understand from your disclosures and your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010 that you test your exploration projects for impairment at the area of interest level. You define this area of interest as one or more projects serviced by a single control room and treat all cash inflows and outflows as relating to the pool of these asset costs. Based on the information provided in your response to our prior comments, it remains unclear to us that such high level of asset grouping for the purpose of evaluating impairment is appropriate under ASC 360-10-35 (formerly SFAS 144). Further, we are unclear as to whether the control room is a direct, variable cost center whose operating costs should be "pushed down" to the individual projects when evaluating impairment at the plant level or whether the control room should be evaluated at a higher level using the excess cash flows of the individual plants. Please supplementally clarify your position on this matter. In this regard, tell us whether your impairment testing would produce a materially different result if your exploration projects were tested for impairment at the project level (e.g. Wildhorse, Seven Devils). Please specifically address how Carson Lake would fare in an impairment test at the plant level. Please finally note that we may raise this matter in future reviews to the extent we identify circumstances in which it appears it could have a material impact.

3.   We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. Given the increasing significance of your exploration projects to your company as a whole, we believe you should expand your disclosures concerning these projects in the description of your business and MD&A as follows:

   • In the description of your business or wherever you deem appropriate, please provide an expanded, robust discussion of the multiple stages of your exploration and development process, through construction and operation. Please also provide a narrative discussion of significant changes in your exploration and development projects during the period covered by your financial statements, including discussions of projects that were added during the period and projects that were abandoned during the period.

   • In your Critical Accounting Policies, please explain the point at which you begin capitalizing costs for your exploration projects, disclose the types of costs capitalized and discuss the uncertainties inherent in management's judgment as to whether a commercially viable resource exists at the time capitalization commences. To provide your investors with insight into the inherent risks of capitalizing these costs, you should briefly discuss projects that were ultimately abandoned and quantify the resulting impairment of previously capitalized costs. If management believes these historical impairments are not indicative of future impairments, you should discuss this.

   • Please show us the disclosures you expect to make for these matters.

4.   We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. Given the increasing significance of your exploration projects to your company as a whole, we believe you should expand your disclosures concerning these projects within your financial statements as follows:

- Please expand your cost capitalization policy for your exploration and drilling costs, clarifying the types of costs that are expensed and the types of costs that are capitalized. For capitalized costs, you should identify the point at which you begin capitalizing them, including capitalized interest. Please also expand your discussion of "dry holes" within your accounting policy, explaining how these differ from dry holes in the oil and gas industry (i.e. we understand these holes can be used for other purposes such as monitoring the water level) to clarify to your investors why you believe these costs constitute an asset.

- Please quantify the major categories of cost within your construction in process (CIP) account for each balance sheet date. For example, your components of CIP could be: lease bonus payments, costs of geochemical and geophysical studies after acquiring a lease, exploration costs including drilling costs, capitalized interest costs and construction costs. Please note that these are only suggested categories and should be modified as appropriate.

- Please provide a rollforward of total CIP for each period presented, including costs capitalized, amounts written off due to abandonment of a project and reclassified amounts. Please consider providing this rollforward by project but at a minimum, by stage of exploration or development.

- Please expand your impairment policy for long-lived assets for operating plants and projects in exploration and/or development, clearly explaining how you determine the lowest level of identifiable cash flows that are largely independent of other cash flows and the resulting asset groupings that you use.

- Please show us the disclosures you expect to make for these matters.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have any questions regarding engineering matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin Carson, Esq.
Chadbourne & Park LLP
Via facsimile to (646) 710-5168